UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04019634

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JAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 2 2 2004

SEC FILE NUMBER
8- 30725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/2003__ AND ENDING __09/30/2004__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philip J. Greenblatt Securities, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.

1955 Raymond Drive - Suite #111

(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Greenblatt   (847) 205-9666

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip M. Robbins & Associates

(Name – *if individual, state last, first, middle name*)

2970 Maria Avenue - Suite #221	Northbrook	Illinois	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 1 0 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Philip J. Greenblatt__ swear(or affirm) that, to
the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of
__Philip J. Greenblatt Securities, Ltd.__ , as of
__September 30__ ,20 __04__ are true and correct. I further swear(or affirm) that neither the company
nor any partner, proprietor, principal officer or director has proprietary interest in any account classified soley as that of
a customer, except as follows:

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income(Lose).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(2)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
(1)	(m)	A copy of the SIPC Supplemental Report.
(1)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1)   Not Applicable
(2)   Exempt

PHILIP J. GREENBLATT SECURITIES, LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

Philip M. Robbins & Associates

Certified Public Accountants

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 221 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

AUDITORS REPORT

November 9, 2004

To The Sole Shareholder
Philip J. Greenblatt Securities, Ltd.

We have audited the accompanying statement of financial condition of Philip J. Greenblatt Securities, Ltd., as of September 30, 2004 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philip J. Greenblatt Securities, Ltd. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

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PHILIP J. GREENBLATT SECURITIES, LTD.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

INDEX

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004

ASSETS

CURRENT ASSETS:

Cash in Bank	$ 49,257	
Cash in Bank Savings Account	540	
Refundable Corporate Income Taxes	2,257	
TOTAL CURRENT ASSETS		52,054

OTHER ASSETS:

Organization Costs	300	
Less: Accumulated Amortization	(300)	
Investment in Marketable Securities - At Cost	18,900	
TOTAL OTHER ASSETS		18,900
TOTAL ASSETS		$ 70,954

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Federal Income Taxes Payable	$ 0	
Illinois Income Taxes Payable	0	
TOTAL CURRENT LIABILITIES		0

STOCKHOLDER'S EQUITY

Common Stock, No Par Value		
1,000 Shares Authorized and 100 Shares		
Issued and Outstanding, at stated value	$ 1,000	
Retained Earnings	69,954	
TOTAL STOCKHOLDER'S EQUITY		70,954
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 70,954

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenue:

Commissions	$	87,768		
Interest Income		383		
Total Revenue			$	88,151

Expenses:

Bank charges	$	95		
Dues and regulatory fees		3,312		
Franchise tax		0		
Legal and accounting fees		1,200		
Management fees		13,165		
Office expenses		8,777		
Payroll taxes		2,602		
Pension plan contribution		8,050		
Professional fees		808		
Rent		17,554		
Salaries - Officer		32,500		
Total Expenses				88,063
Income Before Income Taxes				88

Federal and State Income Taxes: 100

Income After Income Taxes				(12)

Other Income:

Refund of NASD fees	$	163		
Total Other Income				163
Net Income			$	151

The accompanying notes are an integral part of this statement

Philip M. Robbins & Associates

Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock	Retained Earnings	Total
Balance - Beginning	$ 1,000	$ 69,803	$ 70,803
Net Income	-0-	151	151
Balance - Ending	$ 1,000	$ 69,954	$ 70,954

The accompanying notes are an integral part of this statement

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash Flows From Operating Activities:

Net Income\(Loss)	$ 151	
(Increase)/Decrease in Refundable Corporate Income Taxes	100	
(Decrease)/Increase in Income Tax Payable	0	

Net Cash Provided By Operating
Activities and Net Increase
in Cash $ 251

Cash Flows From Investing Activities:

Purchase of Nonmarketable Securities   0

Net Cash Provided By (Used For) Investing Activities   0

Net Increase\(Decrease) in Cash   251

Cash at Beginning of Year   49,546

Cash At End of Year $ 49,797

Supplemental Disclosures Of Cash Flow Information:
Cash Paid During The Year For Taxes $ -0-

The accompanying notes are an integral part of this statement

-7-

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

(1) Nature of Business

Philip J. Greenblatt Securities, Ltd., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnerships. In June, 2002, the "Company" became registered as a Municipal Securities Dealer with the MSRB in order to sell Section 529 College Savings Plans and has limited their municipal sales activities to the sale of Section 529 College Savings Plans.

(2) Summary of Significant Accounting Policies

Income Recognition

Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date.

Money Market Fund Investment

At September 30, 2004, the Money Market Fund investments are at a commercial bank and being carried at market value. Therefore,haircuts are not required .

Investment In Marketable Securities

The Company participated in two phases of a private placement, by the National Association Of Securities Dealers, Inc., purchasing 1,500 shares of The NASDAQ Stock Market, Inc. for a total of $18,900. This investment is being carried at cost without adjustments.

Date Purchased	Number Of Shares	Cost
April , 2000	300	$3,300.00
December, 2000	1,200	$15,600.00
Totals	1,500	$18,900.00

However, at September 30, 2004, the market value was $ 10,350.00 resulting in an unrealized loss of $8,550.00.

(3) Related Party Transactions

Philip J. Greenblatt,C.P.A.,Ltd.,a wholly-owned company of the Company's sole shareholder, advanced funds and paid for administrative overhead expenses of the Company for which it has been reimbursed.

(4) Net Capital Requirements

Pursuant to Rule 15c4-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

Net capital changes from day-to-day, but at September 30, 2004, the Company had net capital and net capital requirements of approximately $58,595 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

-8-

PHILIP J. GREENBLATT SECURITIES, LTD.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2004

Philip M. Robbins & Associates

Certified Public Accountants

EXEMPTIVE PROVISION UNDER RULE 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which exemption is based (check one only)

    A. (k) (1) --- $2,500 capital category as per Rule 15c3-1   _____

    B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of
    customers" maintained   **X**

    C. (k) (2)(B) --- All customer transactions cleared through another
    broker-dealer on a fully disclosed basis. Name of clearing
    firm   _____   _____

    D. (k) (3) --- Exempted by order of the Commission   _____

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 70,954
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		70,954
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	B. Other (deductions) or allowable credits (List)		0
5.	Total capital and allowable subordinated liabilities		$ 70,954
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$ 0	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - proprietary capital changes		
	D. Other deductions and/or charges - Refundable Income taxes	2,257	
	-Unrealized Loss on Marketable Securities held for Investment	8,550	(10,807)
7.	Other (additions) or allowable credits (List)		
	Whole Dollar Rounding	1	1
8.	Net capital before haircuts on securities positions		$ 60,148
9.	Haircuts on securities(computed, where applicable, pursuant to 15c3-1:		
	A. Contractual securities commitments	$	
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities	1,553	
	D. Undue Concentration		
	E. Other (List) -		(1,553)
10.	Net Capital		$ 58,595

See Auditor's Report

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Philip M. Robbins & Associates

Certified Public Accountants

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required(6-2/3% of line 19)   0

12. Minimum dollar net capital requirement of reporting broker or dealer and   5,000
    minimum net capital requirement of subsidiaries computed in accordance with
    Note(A)

13. Net capital requirement(greater of line 10 or 12)   5,000
14. Excess net capital (line 10 less 13)   53,595
15. Excess net capital at 1000% (line 10 less 10% of line 19)   58,595

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial
    Condition $ 0

17. Add:
    A. Drafts for immediate credit
    B. Market value of securities borrowed for which
        no equivalent value is paid or credited
    C. Other unrecorded amounts (List)   0

19. Total aggregate indebtedness   0

20. Percentage of aggregate indebtedness to net capital
    (line 19 / line 10)   %   0.00%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

Balance, October 1, 2003 and
       September 30, 2004 $ -0-

See Auditor's Report

-11-

Philip M. Robbins & Associates
Certified Public Accountants

Net capital as reported in the Company's amended
corresponding unaudited FOCUS-Part IIA
filing dated October 25, 2004. $ 58,595

Net capital as per computation herein   58,595

No Difference in Net Capital $ -0-

See Auditor's Report

-12-

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 221 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

November 9, 2004

To the Sole Director
Philip J. Greenblatt Securities, Ltd.

We have examined the financial statements of Philip J. Greenblatt
Securities, Ltd., (the Company) for the year ended September 30,
2004 and have issued our report thereon dated November 9, 2004.
As part of our examination, we made a study and evaluation of the
Company's system of internal accounting control to the extent we
considered necessary to evaluate the system as required by
generally accepted auditing standards and Rule 17a-5 under the
Securities Exchange Act of 1934. This study and evaluation
included the accounting system, the procedures for safeguarding
securities, and the practices followed by the Company (i) in making
the periodic computations of aggregate indebtedness and net capital
under Rule 17a3(a)(11); (ii) in making the quarterly securities
examinations, counts verifications and comparisons; and the
recordation of differences required by Rule 17a-13; (iii) in
complying with the requirements for prompt payment for securities
of Section 4(c) of Regulation T of the Board of Governors of the
Federal Reserve System; (iv) in obtaining and maintaining physical
possession or control of all fully paid and excess margin
securities of customers as required by Rule 15c3-3; and (v) in
complying with the conditions for exemption from Rule 15c3-3. Rule
12a-5 states that the scope of the study and evaluation should be
sufficient to provide reasonable assurance that any material
weaknesses existing at the date of our examination would be
disclosed. The purpose of our study and evaluation was to
determine the nature, timing, and extent of the auditing procedures
necessary for expressing an opinion on the Company's financial
statements, to provide a basis for reporting material weaknesses in
internal accounting control under Rule 17a-5, and with respect to
Rule 15c3-3, to provide reasonable assurance of compliance, in all
material respects, with the possession and control requirements of
that Rule. Our study and evaluation was more limited than would be
necessary to express an opinion on the system of internal
accounting control taken as a whole.

-13-

Philip J.Greenblatt Securities, Ltd.

As part of the study and evaluation required by Rule 12a-5, we reviewed the description of the procedures required to be maintained by Philip J. Greenblatt Securities, Ltd. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

The management of Philip J. Greenblatt Securities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Philip J. Greenblatt Securities, Ltd. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended September 30, 2004, was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Certified Public Accountant